PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)

                       LIGAND PHARMACEUTICALS INCORPORATED

                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-131029

                          Prospectus Supplement No. 14
    (to Prospectus dated April 12, 2006, as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement
No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No.4 dated August 4, 2006, that Prospectus Supplement
 No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus
  Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, and that Prospectus Supplement No. 13 dated November 14, 2006)

         This Prospectus Supplement No. 14 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, and that Prospectus Supplement No. 13 dated November 14,
2006), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan.
 We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.

         This Prospectus Supplement No. 14 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated November 15, 2006, as filed by us with the Securities and Exchange Commission.

         This Prospectus Supplement No. 14 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 14 updates or supersedes the information contained in the Prospectus.

         Our common stock is quoted on the Nasdaq Global Market under the symbol "LGND." On November 14, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $11.19 per share.

         Investing in our common stock involves risk. See "Risk Factors" beginning on page 7 of the Prospectus and beginning on page 62 of Prospectus Supplement No. 13.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 14 is truthful or complete. Any representation to the contrary is a criminal offense.

       The date of this Prospectus Supplement No. 14 is November 15, 2006.

 SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON,D.C. 20549

                                 ---------------


                                    FORM 8-K

                                 CURRENT REPORT




     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported):November 9, 2006

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                    000-20720
                            (Commission File Number)

                           10275 SCIENCE CENTER DRIVE,
                              SAN DIEGO, CALIFORNIA
                    (Address of principal executive offices)

                                 (858) 550-7500
              (Registrant's telephone number, including area code)

                                   77-0160744
                      (I.R.S. Employer Identification No.)

                                   92121-1117
                                   (Zip Code)

ITEM 2.01.  COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.

         On October 25, 2006, Ligand Pharmaceuticals Incorporated ("Ligand" or the "Company") entered into a definitive agreement (the "Real Estate Purchase Agreement") to sell its corporate headquarters building/land and two adjacent undeveloped parcels of land in Torrey Pines Science Center to Slough Estates USA Inc. ("Slough") for an aggregate consideration of $47.6 million and to lease the building back from Slough. This sale transaction closed on November 9, 2006.

         Under the terms of the Real Estate Purchase Agreement, Ligand received cash consideration of approximately $35 million, net of fees, expenses, and existing indebtedness. In addition, Ligand has entered into a 15 year lease arrangement with Slough to lease back the building at a rate of approximately $3 million per year, subject to an annual fixed percentage increase In addition, Ligand will have the right to extend the term of the lease for two five-year periods under the same terms and conditions as the initial term.

         The foregoing description of the Real Estate Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Real Estate Purchase Agreement was attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 31, 2006 and is incorporated herein by reference.

ITEM 2.02  DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         On November 14, 2006, the Company reported its financial results for its second quarter ended September 30, 2006. A copy of the press release issued by the registrant on November 14, 2006 concerning the foregoing results is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

ITEM 2.03  CREATION OF A DIRECT FINANCIAL OBLIGATION

         On October 25, 2006, the Company, along with its wholly-owned subsidiary Nexus Equity VI LLC entered into the Real Estate Purchase Agreement as described above. As part of the sale transaction, the Company agreed to enter into a lease agreement (the "Lease") which provides that we will lease back the building for a period of 15 years, as further described below. In connection with the sale transaction, on November 6, 2006, the Company paid off the existing mortgage on the building of approximately $11.6 million. The early payment triggered a prepayment penalty of approximately $0.4 million. The sale transaction subsequently closed on November 9, 2006 and we became obligated under the Lease on that date.

         Under the terms of the lease, the Company will pay a basic annual rent of $3.0 million (subject to an annual fixed percentage increase, as set forth in the agreement), plus a 1% annual management fee, property taxes and other normal and necessary expenses associated with the lease such as utilities, repairs and maintenance, etc. The Company will have the right to extend the lease for two five-year terms and will have the first right of refusal to lease, at market rates, any facilities built on the sold lots.

         The foregoing description of the Real Estate Purchase Agreement and the Lease does not purport to be complete and is qualified in its entirety by reference to such agreements. The Real Estate Purchase Agreement, including the form of the Lease containing all material terms thereof, was attached as Exhibit
10.1 to the Company's Current Report on Form 8-K filed on October 31, 2006 and is incorporated herein by reference.


ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)      Exhibits

         EXHIBIT NO.       DESCRIPTION

         99.1     Press Release of the Company dated November 14, 2006

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.


                           LIGAND PHARMACEUTICALS INCORPORATED




Date : November 15,2006    By:   /s/ Warner Broaddus
                           Name:    Warner Broaddus
                           Title:   Vice President, General Counsel & Secretary

                                                                  EXHIBIT 99.1


                                                          Contact: Paul V. Maier
                                                          Senior Vice President
                                                     and Chief Financial Officer
                                                                    858-550-7573

       LIGAND ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER OF FISCAL 2006

SAN DIEGO, CA NOVEMBER 14, 2006---Ligand Pharmaceuticals Incorporated (NASDAQ:
LGND) (the "Company" or "Ligand") announced unaudited financial results for its third quarter of fiscal year 2006.

NOTES REGARDING CONTINUING/DISCONTINUED OPERATIONS:
         The Company sold its oncology products ("Oncology") effective
October 25, 2006. The operating results for Oncology for all periods presented have been presented in the accompanying condensed consolidated financial statements as "Discontinued operations." Likewise, assets and liabilities associated with Oncology are presented as "Assets held for sale" and "Liabilities related to assets held for sale" as of September 30, 2006. Additionally on September 7, 2006, the Company announced that it had executed an agreement to sell its AVINZA product, subject to shareholder approval. Due to the requirement of stockholder approval which has not yet been received, the operating results for the AVINZA product line are presented in the accompanying condensed consolidated financial statements as continuing operations.

FINANCIAL RESULTS:
         Total revenues from continuing operations for the quarter ended September 30, 2006 were $36.7 million compared to $32.0 million for the same 2005 period, an increase of 15%. Net product sales for the quarter ended September 30, 2006 were $36.7 million compared to $29.9 million for the same period in 2005, an increase of 23%. Operating loss from operations was $15.1 million for the three months ended September 30, 2006 compared to $4.6 million for the same 2005 period. Loss from continuing operations was $16.1 million ($0.21 per share)for the three months ended September 30, 2006 compared to $7.3 million ($0.10 per share) for the same 2005 period. Income from discontinued operations for the quarter ended September 30, 2006 was $1.2 million ($0.02 per share) compared to $1.0 million ($0.02 per share) for the same 2005 period. Net loss for the quarter ended September 30, 2006 was $14.9 million ($0.19 per share)compared to $6.3 million ($0.08 per share) for the same 2005 period.
         Total revenues from continuing operations for the nine months ended September 30, 2006 were $106.8 million compared to $87.3 million for the same 2005 period, an increase of 22%. Net product sales for the nine months ended September 30, 2006 were $102.9 million compared to $79.4 million for the same 2005 period, an increase of 30%. Loss from continuing operations was $173.7 million for the nine months ended September 30, 2006 compared to $20.1 million for the same 2005 period. Loss from operations for the nine months ended September 30, 2006 included one-time termination charges of $143.0 million relating to the termination of the Organon co-promotion agreement. Loss from continuing operations for the nine months ended
September 30, 2006 was $176.5 million ($2.26 per share)compared to $27.8 million ($0.38 per share) for the same 2005 period. Income from discontinued operations was $3.4 million ($0.05 per share) for the nine months ended September 30, 2006 compared to loss from discontinued operations of

$5.9 million ($0.08 per share) for the same 2005 period. Net loss for the nine months ended September 30, 2006 was $173.1 million ($2.21 per share) compared to $33.7 million ($0.46 per share) for the same 2005 period.

         "Ligand's product sales growth in continuing operations (AVINZA) of 23% in the third quarter and 30% in the nine months of 2006 compared to the same periods in 2005 was driven primarily by price increases and lower rebate trends." said Paul V. Maier, Ligand's Senior Vice President and Chief Financial Officer. "As we approach the expected closing of our AVINZA asset sale, we are pleased to have completed the sale of our oncology product line and corporate real estate as part of a strategic process that we believe will enhance shareholder value. With the anticipated upcoming conversion or redemption of our outstanding convertible notes, we believe the Company's financial flexibility will increase substantially while reducing our cash interest expense as we transition to a dynamic and highly specialized R&D and royalty company."

NET PRODUCT SALES (AVINZA):
         AVINZA net product sales for the quarter ended September 30, 2006 were $36.7 million compared to $29.9 million for the same 2005 period, an increase of 23%. AVINZA net product sales for the nine months ended September 30, 2006 were $102.9 million compared to $79.4 million for the same 2005 period, an increase of 30%.A comparison of AVINZA net product sales is as follows (in thousands):


                         THREE MONTHS ENDED             NINE MONTHS ENDED
                           SEPTEMBER 30,                   SEPTEMBER 30,
                   ------------------------------ ------------------------------

                         2006          2005            2006           2005
                   --------------  -------------    ------------  ------------

     AVINZA(R)     $      36,707    $    29,908   $     102,853   $    79,367
                   ==============  ============== =============== ==============


         The increase in sales of AVINZA for the quarter and nine months ended September 30, 2006 reflects the impact of a 7% price increase effective April 1, 2005 as well as a shift in the mix of prescriptions to the higher doses of AVINZA. Net sales for the third quarter and nine months of 2006 also benefited from the release of a $1.5 million accrual previously recorded for billings received under the Department of Defense TriCare Retail Pharmacy refund program which was struck down in September 2006 by the U.S. Court of Appeals for the Federal circuit. The increase in AVINZA net sales further reflects a reduction in Medicaid rebates of approximately $4.3 million for the third quarter 2006. The increases in AVINZA net sales for these periods were partially offset by decreases in prescriptions of 8% in the third quarter of 2006 and 2% in the nine months of 2006, compared to the same 2005 periods. According to IMS data, quarterly prescription market share of AVINZA for the third quarter 2006 was 3.7% compared to 4.5% for the same 2005 period. These trends reflect an expected continuing decrease in prescriptions under Medicaid contracts as marginal Medicaid contracts are terminated, partially offset by increases in prescriptions under managed care contracts and Medicare Part D. We also believe that the decrease in prescriptions is due in part to a lower level of co-promote activity in the third quarter of 2006, as our co-promotion arrangement with Organon reached its conclusion effective September 30, 2006.

         AVINZA net sales for the nine months ended September 30, 2006 reflect an approximate charge of $2.1 million for losses expected to be incurred on product returns resulting from a 6% price increase effective July 1, 2006. This compares to a charge of $3.5 million recorded for the quarter ended
March 31, 2005. This decrease in the charge for the 2006 period is primarily due to lower rates of return on lots that closed out in 2006. AVINZA net sales for the quarter and nine months ended September 30, 2006 also benefited from a reduction in the existing allowance for return losses of $0.5 million and $3.5 million, respectively, due to the lower rates of return on lots that closed in 2006.

GROSS MARGIN:
         Gross margin on AVINZA product sales was 84.2% for the quarter ended September 30, 2006 compared to 78.5% for the same 2005 period. For the nine months ended September 30, 2006, gross margin on product sales was 83.7% compared to 77.3% for the same 2005 period. The improvement in gross margin percentages in 2006 is primarily attributed to price increases, lower AVINZA Medicaid rebates, lower allowances for return losses, the release of the TriCare accrual of $1.5 million and higher AVINZA net sales to cover the fixed amortization of intangible assets.

COLLABORATIVE R&D/OTHER REVENUES:
         The Company earned no collaborative research, development and other revenues for the quarter ended September 30, 2006 compared to $2.1 million for the same 2005 period. For the nine months ended September 30, 2006, collaborative research, development and other revenues were $4.0 million compared to $7.9 million for the same 2005 period. The decrease in collaborative research and development revenue for thequarter ended September 30, 2006 is due to the completion of the research phase of our collaborative arrangement with TAP, which concluded in June 2006.

R&D:
         Research and development expenses were $10.5 million and $29.0 million, respectively, for the quarter and nine months ended September 30, 2006 compared to $7.9 million and $23.8 million for the same 2005 periods. Spending for new product development partially offset by a lower level of expense in existing product support was the major contributor to increased research and development expense. This increase was primarily due to the increase in LGD4665 thrombopoietin (TPO) and LGD5552 (glucocorticoid agonists) expenses as our lead drug candidates were moved to IND track. We expect an IND for LGD4665 to be filed by year end 2006 and for LGD5552 to be filed in 2007.

SG&A:
         Selling, general and administrative expense was $20.1 million and $58.1 million, respectively, for the quarter and nine months ended September 30, 2006 compared to $14.5 million and $43.1 million for the same 2005 periods. The increase is due primarily to legal costs(incurred in connection with the ongoing SEC investigation; shareholder litigation and our strategic alternatives process) which increased by approximately $2.0 million and $6.0 million, respectively, for the quarter andnine months ended

September 30, 2006 compared to the prior year periods. In addition, G&A expenses for the quarter ended September 30, 2006 include expenses of approximately $1.6 million for investment banker fees related to the Oncology and AVINZA product line sales transactions as well as approximately $1.9 million of expenses in connection with the resignation of the Company's CEO.
         G&A expenses were also higher for the quarter and nine months ended September 30, 2006 due to higher audit and consultantfees in connection with our 2005 and 2006 SOX compliance programs. In addition, AVINZA advertising and promotion expenses increased in the quarter and nine months ended September 30, 2006 compared to the prior year periods when Ligand and Organon shared equally all AVINZA promotion expenses. We expect SG&A expenses to continue to be higher through the remainder of 2006 compared to the prior year due to the ongoing cost of compliance with the Sarbanes-Oxley Act, legal expenses in connection with the SEC investigation and strategic alternatives process and the expense to be recognized in connection with the employee retention agreements previously disclosed.

CO-PROMOTION:
         Co-promotion expense due to Organon amounted to $11.8 million and $33.8 million, respectively, for the quarter and nine months ended September 30, 2006 compared to $7.8 million and $22.5 million for the same 2005 periods. The 2006 co-promotion expense is based on an agreement to pay Organon 23% of net AVINZA product sales in connection with the AVINZA termination and return of co-promote rights agreement with Organon compared to co-promote expense in the prior year period based on 30% of net AVINZA product sales per the original co-promotion agreement. Co-promotion expense for the quarter and nine months ended September 30, 2006 also includes $3.3 million and $10.0 million, respectively, which represents the pro-rata accrual of a $10.0 million payment we agreed to make to Organon in January 2007 provided that Organon achieves the required level of sales calls during the transition period.

CO-PROMOTE TERMINATION CHARGES AND ACCOUNTING IMPACT:
         In January 2006, the Company signed an agreement with Organon that terminated the AVINZA co-promotion agreement between the two companies and returned AVINZA co-promotion rights to Ligand. The co-promotion termination charges were recognized as liabilities and expensed as costs of termination. Co-promote termination charges recorded in the nine months ended September 30, 2006 represent the cost associated with the termination agreement totaling $143.0 million, and is primarily comprised of a $37.8 million payment the Company agreed to make to Organon in October 2006 and the fair value of subsequent quarterly payments, estimated at approximately $95.2 million as of January 1, 2006, that the Company will make to Organon based on net product sales of AVINZA through November 2017. The co-promote termination liability as of September 30, 2006 also includes approximately $10.4 million of accretion expense to reflect the fair value of the liability as of that date.

SALE OF AVINZA PRODUCT LINE:
         As previously disclosed, on September 6, 2006, the Company and King Pharmaceuticals, Inc. ("King"), entered into a purchase agreement pursuant to which King agreed to acquire all of the Company's rights in and to AVINZA and to assume certain liabilities, including the product-related liabilities owed by the Company to Organon of approximately $47.8 million and all other existing product royalty obligations. Pursuant to the AVINZA purchase agreement, at closing, the Company will be paid a $265.0 million cash payment, $15.0 million of which will be funded into an escrow account to support any indemnification claims made by King following the closing. The closing payment is subject to adjustment based on the Company's ability to reduce wholesaler and retail inventory levels of AVINZA to certain targeted levels by closing. In addition to the assumption of existing royalty obligations, King will pay Ligand a 15%royalty on AVINZA net sales during the first 20 months after closing. Subsequent royalty payments will be based upon calendar year net sales. If calendar year net sales are less than $200 million, the royalty payment will be 5% of all net sales. If calendar year net sales are greater than $200 million, the royalty payment will be 10% of all net sales less than $250 million, plus 15% of net sales greater than $250 million.
         In connection with the transaction, King committed to loan the Company, at the Company's option, $37.8 million to be used to pay the Company's co-promote termination obligation to Organon due October 15, 2006. This loan was drawn, and the $37.8 million co-promote liability settled in October 2006. In addition, and as a condition of the $37.8 million loan received from King, $38.6 million of the funds received in connection with the sale of Oncology to Eisai was deposited into a restricted account to be used to repay the loan to King, plus interest, due January 1, 2007. If the transaction with King closes as contemplated by the AVINZA purchase agreement, the interest and the principal will be forgiven. If the closing of the asset sale does not occur, then the principal of the loan plus accrued interest will become due on January 1, 2007.
         Also on September 6, 2006, the Company entered into a contract sales force agreement, pursuant to which King agreed to perform certain minimum monthly product details which commenced October 1, 2006 and will continue for a period of six months or until the closing or earlier termination of the AVINZA purchase agreement. The Company estimates that, assuming the closing were to occur at the end of December 2006, the amount due to King under the sales agreement would be approximately $4.0 million. A preliminary proxy statement was filed with the SEC on November 6, 2006.

LIQUIDITY:
         Cash, cash equivalents, short term investments, and restricted investments totaled $33.7 million at September 30, 2006 compared to $62.6 million at June 30, 2006. Operating activities used cash of $28.1 million for the quarter ended September 30, 2006, primarily as a result of reduced AVINZA shipments to wholesalers consistent with the Company's goal to achieve certain targeted levels of wholesaler and retail inventory in accordance with the King purchase agreement.
         As previously reported, the sale of Oncology was completed on October 25, 2006. The Company received approximately $205 million in cash at closing, of which $20 million was funded into an escrow account to support any indemnification claims made by the purchaser and $38.6 million was deposited into a restricted account to be used to repay the loan plus interest due to King as described above. On November 9, 2006, the Company completed the sale of its real property located in San Diego for $47.6 million which is reflective of the payoff of the secured loan (including interest and prepayment fees) of $12.0 million and $0.8 million in selling costs. The Company received net cash proceeds of approximately $34.8 million.
         On October 30, 2006, the Company announced that it had given notice of redemption to the noteholders of its 6% convertible subordinated notes due November 2007. The redemption date of the notes has been set for November 29, 2006. As of September 30, 2006, approximately $128.2 million of principal amount of the notes remained outstanding. The conversion price of the notes is approximately $6.17 per share. The Company will pay the holders of those notes that are not converted into shares a redemption price equal to 101.2% of the outstanding principal amount plus accrued and unpaid interest. The Company expects that the majority of the notes will convert into shares of Ligand common stock.

DISCONTINUED OPERATIONS:
         Income (loss) from operations was $1.2 million and $3.4 million for the quarter and nine months ended September 30, 2006 compared to $1.0 million and $(5.9) million, respectively, for the same 2005 periods.

         The following table summarizes results from discontinued operations for the quarter and nine months ended September 30, 2006 and 2005 included in the consolidated statements of operations (in thousands):


                                                        THREE MONTHS            NINE MONTHS
                                                        ENDED SEPTEMBER 30,   ENDED SEPTEMBER 30,

                                                    2006       2005       2006        2005
                                                    -----     ------    --------     ------
                                                                  (UNAUDITED)
Product sales......................             $ 13,292      $ 12,676   $ 42,457    $ 39,997
Collaborative research and development and
other revenues..............                          75            77        188         232
                                                    -----        ----      -----        ------

         Total revenues.............              13,367        12,753      42,645     40,229
                                                 -------       -------    --------    -------

Operating costs and expenses:
  Cost of products sold.............               3,410         3,385      12,448     13,552
  Research and development...........              4,166         4,991      11,734     18,383
  Selling, general and administrative              3,722         3,303      12,688     14,018
                                                   --------   ----------  ----------  -------

   Total operating costs and expenses             11,298        11,679      36,870     45,953
                                                   --------     --------   --------    ------

Income (loss) from operations..........            2,069         1,074       5,775    (5,724)

Interest expense......................              ( 1)          (54)        (51)       (82)
                                                   ------         ------    ------     ------

   Income (loss) before income taxes...            2,068        1,020      5,724       (5,806)

Income tax expense ......                          (845)         (17)     (2,342)         (54)
                                                  --------      ------     ------     --------
Net income (loss)...................               1,223        1,003      3,382       (5,860)
                                                  ========      =======     ======  ========

         Product sales were $13.3 million and $42.5 million for the quarter and nine months ended September 30, 2006 compared to $12.7 million and $40.0 million, respectively, for the same 2005 periods. The increase in product sales for each period is primarily due to increases in sales of Targretin capsules from increased demand and the effect of price increases. These increases are partially offset by lower net product sales of ONTAK due to lower demand.
         Total operating costs and expenses were $11.3 million and $36.9 million for the quarter and nine months ended September 30, 2006 compared to $11.7 million and $46.0 million, respectively, for the same 2005 periods. These decreases are primarily due to decreased research expenses across several Oncology research programs, decreased development expenses for existing Oncology product support (primarily a reduced level of spending on Phase III clinical trials for Targretin Capsules in NSCLC), and lower advertising and promotion expenses for Oncology products compared to the prior year periods. The net loss from discontinued operations for the nine months ended September 30, 2005 reflects the significant development costs incurred on the NSCLC trials for Targretin capsules which concluded in early 2005.

WEBCAST CONFERENCE CALL
     Ligand will host a webcast, open to all interested parties, of a conference call during which Ligand management will discuss this news release. The conference call is scheduled for 11:00 am eastern time on November 15, 2006. The webcast will be available at http://www.ligand.com (investor relations page) and at HTTP://WWW.STREETEVENTS.COM and will be archived for 30 days.

ABOUT LIGAND
         Ligand discovers, develops and markets new drugs that address critical unmet medical needs of patients in the areas of cancer, pain, skin diseases, men's and women's hormone-related diseases, osteoporosis, metabolic disorders, and cardiovascular and inflammatory diseases. Ligand's proprietary drug discovery and development programs are based on its leadership position in gene transcription technology, primarily related to intracellular receptors. For more information, go to http://www.ligand.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
         This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that reflect Ligand's judgment and involve risks and uncertainties as of the date of this release. The statements include those related to financial results and data, including revenues sales growth and demand, estimates, future payments, management's expectations and trend analyses, improvements in gross margins, stockholder approval relating to the closing of the AVINZA transaction, conversion or redemption of notes and increased financial flexibility and transition to an R&D and royalty company. Actual events or results may differ from Ligand's expectations, judgments and beliefs. For example, there can be no assurance that financial results are indicative of future GAAP financial results; that sales growth or demand will continue, that our estimates or trend analyses will be accurate and will not require or result in future adjustments, that gross margins will continue at current levels or improve; that our stockholders will approve the AVINZA transaction, that we will be able to close that transaction timely or at all that we do not face any indemnification obligations under our purchase agreements for the Oncology and AVINZA product lines, that the notes will convert as expected, that we will have increased financial flexibility or that we will successfully transition to a restructured company.
         Moreover, current and future financial results depend on estimates and the proper operation of highly-complex accounting models, all of which are subject to change and errors. The Company has reported material weaknesses in its internal control over financial reporting which could have a material adverse effect in our ability to accurately and timely report financial information. Changes and/or efforts in our financial data may be material either individually or in the aggregate. Any change, error or delay in preparing financial statements or filings could adversely affect our financial results, timeliness of SEC filings, NASDAQ listing and stock price.
         Additional information concerning these or other risk factors affecting Ligand's business can be found in prior press releases as well as in Ligand's public periodic filings with the SEC, available via Ligand's web site at www.ligand.com. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release.
         AVINZA, Targretin, ONTAK and Panretin were registered trademarks of Ligand Pharmaceuticals Incorporated as of September 30, 2006. Each other trademark, trade name or service mark appearing in this news release belongs to its holder.
                                                            ###

                       LIGAND PHARMACEUTICALS INCORPORATED
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                        (in thousands, except share data)


                                                        THREE MONTHS ENDED SEPTEMBER 30,        NINE MONTHS ENDED SEPTEMBER 30,
                                                        --------------------------------       -------------------------------
                                                               2006               2005                2006                2005
                                                  -----------------  ------------------  --------------------------------------
                                                  -----------------  ------------------  --------------------------------------
REVENUES:
  Product sales                                   $      36,707      $      29,908       $     102,853      $      79,367
  Collaborative research and development and
    other revenues                                            --              2,095               3,977              7,944
                                                  -----------------  ------------------  -----------------  -------------------
                                                  -----------------  ------------------  -----------------  -------------------
    Total revenues                                       36,707             32,003             106,830             87,311
                                                  -----------------  ------------------  -----------------  -------------------
                                                  -----------------  ------------------  -----------------  -------------------

OPERATING COSTS AND EXPENSES:
  Cost of products sold                                   5,800              6,422              16,768             17,987
  Research and development                               10,468              7,920              29,013             23,787
  Selling, general and administrative                    20,085             14,484              58,107             43,133
  Co-promotion                                           11,776              7,766              33,656             22,472
  Co-promote termination charges                          3,643                  --             142,950                  --
                                                  -----------------  ------------------  -----------------  -------------------
                                                  -----------------  ------------------  -----------------  -------------------
    Total operating costs and expenses                   51,772             36,592             280,494            107,379
                                                  -----------------  ------------------  -----------------  -------------------
                                                  -----------------  ------------------  -----------------  -------------------

Loss from operations                                    (15,065)            (4,589)           (173,664)           (20,068)

Other expense, net                                       (1,076)            (2,695)             (2,825)            (7,749)
                                                  -----------------  ------------------  -----------------  -------------------
                                                  -----------------  ------------------  -----------------  -------------------

Loss from continuing operations                         (16,141)            (7,284)           (176,489)           (27,817)

Income (loss) from discontinued  operations               1,223              1,003               3,382            (5,860)
                                                      -----------         ------------          ----------       ------------

Net loss                                          $     (14,918)     $      (6,281)      $    (173,107)     $     (33,677)

BASIC AND DILUTED PER SHARE AMOUNTS:
  Loss from continuing operations                 $        (0.21)    $         (0.10)    $     (2.26)       $         (0.38)
  Income (loss) from discontinued operations                0.02                0.02            0.05                  (0.08)
  Net loss                                        $        (0.19)    $         (0.08)    $     (2.21)                 (0.46)
  Weighted average number of common shares               78,670,137          74,041,204      78,239,868             73,998,594


                       LIGAND PHARMACEUTICALS INCORPORATED
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)


ASSETS                                                            September 30, 2006              December 31, 2005
                                                                  -----------------------  -----------------------
                                                                  -----------------------  -----------------------
Current assets:
  Cash, cash equivalents and short-term investments               $        31,891          $             86,930
  Other current assets                                                     24,581                        46,037
  Current portion of assets held for sale                                   8,055                            --
                                                                  -----------------------  -----------------------
                                                                  -----------------------  -----------------------
    Total current assets                                                   64,527                       132,967
Restricted investments                                                      1,826                         1,826
Property and equipment, net                                                21,453                        22,483
Acquired technology and product rights                                     84,990                       146,770
Long-term portion of assets held for sale                                  57,807                            --
Other assets                                                                1,264                        10,573
                                                                  -----------------------  -----------------------
                                                                  -----------------------  -----------------------
                                                                  $       231,867          $            314,619
                                                                  =======================  =======================
                                                                  =======================  =======================

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities, excluding deferred revenue, co-promote termination liability and liabilities related to assets held
  for sale                                                        $        71,495          $             77,692
Current portion of deferred revenue, net                                   80,395                       157,519
Current portion of co-promote termination liability                        47,722                            --
Current portion of liabilities related to assets held for sale             26,803                            --
Long-term debt                                                            139,371                       166,745
Long-term portion of co-promote termination liability                      95,258                            --
Long-term portion of liabilities related to assets held for sale            2,017                            --
Other long-term liabilities                                                 7,651                        10,737
Common stock subject to conditional redemption                             12,345                        12,345
Stockholders' deficit                                                    (251,190)                     (110,419)
                                                                  -----------------------  -----------------------
                                                                  -----------------------  -----------------------
                                                                  $       231,867          $            314,619
                                                                  =======================  =======================